Stoecklein Law Group

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

December 1, 2011

Ms. Lauren Nguyen

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE: Sport Tech Enterprises, Inc.

Your Letter of November 23, 2011

Form Registration Statement on Form S-1

File No. 333-175306

Dear Ms. Nguyen,

This correspondence is in response to your letter dated November 23, 2011 in reference to our filing of the Amended Registration Statement on Form S-1 filed on November 9, 2011 on behalf of Sport Tech Enterprises, Inc., your file number 333-175306.

General

1.
We note your response to our prior comment one and reissue as it still appears that this may be an indirect primary offering by the company. In this regard, we note that the selling shareholders are offering 164,000 of the 176,000 shares purchased in your June 2011 private placement and that you filed the registration statement three days after completing the private placement. Please revise to identify the selling shareholders as underwriters on the cover page and throughout (not “may be deemed underwriters”), include a fixed sales price to the public for the duration of the offering and remove any implication that the selling security holders are permitted to sell shares at-the-market. In addition, please make conforming changes throughout the prospectus (e.g. Calculation of Registration Fee table, Summary of the Offering, Plan of Distribution, etc.) If you disagree, please provide us with a detailed analysis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

Response:                      Rule 415(a)(1)(i) of the Securities Act of 1933 provides “Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, or a person of which the registrant is a subsidiary;”.

We believe that our offering has been appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933 for the following reasons:

•	The nature of the securities being offered are the common shares of the issuer, at a fixed price;

•	The amount of the shares, 164,000, is only .488 percent of the issued and outstanding;

•	The shares were purchased by 29 shareholders, representing 82.857 percent of the entire shareholders;

•	The relationship of the selling shareholders with the company and each other and that none of the shareholders are affiliates;

•	The shareholders are not in the business of underwriting or buying and selling securities;

•	There is no current market for the shares purchased, and the shares were purchased at a full retail value, with no discount and no penalty for failure to timely register; and

•	The selling shareholders are not acting as a conduit for the issuer.

That being said, we have, pursuant to your request, made the following revisions to the registration statement:

•
We have identified the selling shareholders as underwriters on the cover page of the Prospectus, in the “Prospectus Summary” and throughout and have eliminated the language “may be deemed underwriters”.

•
We have included a fixed sales price to the public for the duration of the offering and removed any implication that the selling security holders are permitted to sell shares at-the-market. See changes to Prospectus cover page and to the section “Selling Stockholders”, and “Plan of Distribution”.

•	Additionally, we have made the appropriate changes throughout the prospectus (e.g. Calculation of Registration Fee table, Summary of the Offering, Plan of Distribution, etc.)

2.
We note your response to our prior comment five and reissue in part. Please provide us with copies of the June 2011 private offering memoranda and related agreements about the June 2011 private offering.

Response:                        Please see the enclosed supplemental CD containing the June 2011 Private Placement Memorandum, and related subscription form.

Registration Fee Table

3.
We note your response to our prior comment four and reissue as your offering does not appear to be one in which the securities are being offered to existing security holders and the portion, if any, not taken by such security holders is being reoffered to the general public. Please revise or explain to us how your offering satisfies the conditions of Rule 457(e).

Response:                         We have removed the paragraph referring to Rule 457(e) under “Calculation of Registration Fee.”

Registration Statement Cover Page

4.	Please revise the second paragraph to clarify that there is no trading market for your common stock.

Response:	We have revised the second paragraph to include language as follows:

“As of the date of this Prospectus there is no trading market for our stock, furthermore we have not taken any steps to have these securities quoted on the OTC Bulletin Board.”

Prospectus Summary, page 5

5.	Please revise the fourth paragraph on page five to briefly disclose whether you will manufacture your products and discuss how you will market your products.

Response:	The fourth paragraph on page five has been revised to include the following language:

“Upon the completion of our final revisions and coinciding with the completion of our working trials, we intend to outsource production to a facility capable of handling mass production.  Our intention is to initially market our surf leash to local surf shops in Southern California, as well as provide sponsorships for local surfers and surfing competitions.”

6.
We note your response to our prior comment eight and reissue in part. Please revise to disclose your assets and net income loss as of your most recent interim stub ending on September 30, 2011. In addition, please revise to disclose here that you are a development stage company with limited operations to date.

Response:	This section has been revised to add the following disclosures:

“As of our most recent unaudited financial statements for the six month period ended September 30, 2011, we have $1,968 in assets and a net income loss of $(84,899).”

“We are a development stage company with limited operations.”

7.
We note your response to our prior comment nine and reissue. Please revise to disclose in your Prospectus Summary section that you acquired SquareRoot, Inc. on October 1, 2010. Also include a brief summary of the transaction and nature of operations of SquareRoot, Inc. prior to your October 1, 2010 acquisition, and please disclose here the date that SquareRoot, Inc. was incorporated.

Response:                         A paragraph detailing the history and acquisition of SquareRoot, Inc. has been added as follows:

“On October 1, 2010 we acquired our wholly owned subsidiary SquareRoot, Inc., through the execution of a share exchange agreement between SquareRoot and Sport Tech Enterprises. The agreement set forth terms whereupon Sport Tech Enterprises issued 1,200,000 shares of its common stock in a 1:1 exchange for all of SquareRoot’s issued and outstanding. Prior to the acquisition by Sport Tech Enterprises, SquareRoot had been developing a final prototype for a surfboard leash. After the execution of the share exchange, SquareRoot continued the development of the prototype under the umbrella of Sport Tech Enterprises, Inc. SquareRoot was formed to design, manufacture, and distribute water sport sporting goods. Since SquareRoot’s inception in July 2010, the Company has concentrated its energies on analyzing the viability of its business plan, and establishing a business model, including researching the items needed to secure a trademark. The Company has also collaborated with a local graphic artist to assist us in designing a logo for our brand name. We intend to secure federal trademark protection for our SquareRoot logo, and will begin the process of advertising and implement our marketing plan. Brandon Lane, who has remained on staff as a full-time employee since the acquisition of SquareRoot, Inc., by Sport Tech, coordinates with the Company’s officers in accomplishing these tasks in addition to completing the testing on the Company’s prototype.”

Description of Business, page 26

Business Development, page 26

8.
We note your response to our prior comment 29 and reissue in part. Please provide to us the basis for your statement that “popular brands sell their surf leash products for approximately twenty to twenty-five dollars” and the basis for your statement that “these leashes generally break within a year.”

Response:	We have revised the referenced paragraph as follows:

“For example, based on our own independent research of the internet websites such as Amazon.com and Ebay.com that sell popular brands, such as Dakine, Stay Covered, FCS, XM, Creatures of Leisure, and Famous, sell their surf leash products for approximately twenty to thirty dollars, but none of these products come with a bonafide warranty. We believe we will market our leash for approximately thirty-five dollars and it will come with a bonafide warranty.”

The statement that “these leashes generally break within a year” has been removed.

Viability, page 27

9.	Please revise the last sentence in this section to state as a belief.

Response:	The last sentence in this section has been revised as follows:

“By utilizing a stainless steel cable, Mr. Lane believes he has been able to build a prototype surf leash which would at least not break at the stainless steel rope portion.”

Prototype, page 27

10.	Please revise the second to the last sentence in this section to state as a belief.

Response:                         Rather than state it as a belief, this section has revised been to include Mr. Lane’s own experience with surf leashes to substantiate identification of the portion of current surf leash models which is most subject to failure.

Functionality, page 27

11.
Please revise to clarify what you mean by “working trials.” Please advise whether the working trials consist of the free testing that is being done in the surfing community with the prototype. Also explain whether the trials are conducted under similar conditions.

Response:	This section has been revised to include language as follows:

“The working trials include use of existing prototypes by Mr. Lane and a few of his friends and family. Mr. Lane records feedback from use during their surfing sessions and applies the knowledge received which assists in making continued refinements to the leash. Working trials for the leash have been conducted in varying surfing conditions in Central and Southern California as well as Baja California and Bali.”

12.
Please revise to remove the word “significant” and the phrase “there will be more than adequate surfers willing to test the product” from this section. In addition, please revise to clarify that there is no guarantee that you will find any surfers willing to test your product.

Response:                         The word “significant” and the phrase “there will be more than adequate surfers willing to test the product” have been removed. Regarding finding surfers to test the product, this portion of the Functionality section has been revised as follows:

“Mr. Lane is an avid surfer with numerous surfing contacts; however we cannot guarantee we will have sufficient people to continue testing. If we are able to utilize Mr. Lane’s contacts, this method of testing will keep research and development costs to a minimum, with the exception of the salary of Mr. Lane. As of this filing research and development costs, not including Mr. Lane’s monthly salary have only been the cost of the materials of $30. If we aren’t able to utilize anyone but Mr. Lane in completing the testing of our final prototype, our completion and date to process for manufacturing might be delayed an additional quarter. However, both scenarios allow us to keep research costs to a minimum.”

Manufacturing, page 27

13.	Please revise to disclose the anticipated cost of manufacturing the surf leashes in China and disclose whether you have entered into any agreements with manufacturers to produce the surf leash.

Response:	The section has been revised to include language as follows:

“We have not entered into any agreements with manufacturers in China that produce the surf leash. We merely conducted initial research as to the name of companies that competitors use to manufacture their surf leashes. We are unaware of the actual or anticipated manufacturing costs.”

Marketing, page 27

14.
We note disclosure throughout the prospectus that you have provided initial prototypes to surfers in the surfing community. However, you also stated on page 27 that “[f]unctioning prototypes will require enhancements to attachments of the products at the swivel area.” Please revise to clearly disclose whether you have functioning prototypes and discuss the changes that you will need to make based on the provided feedback.

Response:                         The term “will” in the quoted statement has been changed to “[f]unctioning prototypes may require enhancements to attachments of the products at the swivel area.” Additionally, language has been added to the Marketing section regarding functioning prototype feedback as follows:

 “Mr. Lane is presently recording feedback received from local surfers in possession of our functioning prototype, as well as documenting his own experiences with the existing design. At present, Mr. Lane has not received feedback or recorded any incident which may require a design adjustment. However, the Company cannot confirm additional changes will not be made in the future.”

15.
Although you are unsure of your marketing costs at this time, it appears that you have identified certain marketing initiatives and events. Please revise to include a balanced discussion of the time frame for implementing such plans, the steps involved, any obstacles involved before you can commence the planned initiatives and the need for any additional financing. If additional financing may not be available, please clarify that.

Response:                         The second and third paragraphs of this section portion of this section have been revised as follows:

“As of this date, we are unsure of the extent of our marketing costs associated with the various venues. However, initially, the marketing costs would be minimized by Mr. Lane’s participation, as a result of his current compensation.  We expect to begin implementing our plan discussed above as soon as our final, tested product has been manufactured. Mr. Lane has provided a sample of the leash to surfers to test and provide feedback, but other steps that need to be taken before we embark on our full marketing plan include; obtaining feedback from testers, obtaining final manufactured product, designing and providing any needed marketing materials, as well as contacting events and scheduling appearances. Our biggest obstacle at this point is completing testing, managing the manufacturing process and obtaining adequate funding.”

“Although this is the marketing strategy we intend to implement, we offer no guarantee of its success, or that our approach will allow us to secure agreements to market our surf leash in local retail shop or on any national level. We may need additional financing, which may not be available. Additionally, we have not entered into any marketing agreements with third parties.”

Concept and Philosophy of Our Design, page 28

16.	Please revise the first sentence in this section to state as a belief. In addition, please revise to disclose what you believe are the dangers and “other flaws” of surf leashes.

Response:                         The first paragraph of the Concept and Philosophy section has been revised to address both parts of this Comment as follows:

“While surfing leashes decreased the likelihood of damage to one’s board and to other surfers, we believe it paradoxically increased the danger to those wearing it. We believe that the same problems still exist today in modern surf leash engineering. One problem with contemporary surf leashes arises when the surf leash breaks and transforms a surfboard into a fast moving weapon with sharp blade like fins which can be extremely dangerous and potentially hurt anyone in its path. Another serious problem occurs when a surfer is physically fatigued and the surf leash breaks because it forces the surfer to swim to shore for safety. Unfortunately, without the supervision of life guards or help from fellow surfers, as Mr. Lane can attest, an individual faces a serious threat of drowning. Our solution is an attempt to fix these problems and capitalize on the market. However, we cannot guarantee we will be able to accomplish either goal.”

17.	Please revise to clarify that there is no guarantee that you will be able “to fix these problems and capitalize on the market.”

Response:	This disclosure has been added as the last sentence of the paragraph previously referenced in the Response above to Comment 16.

18.
Please revise your disclosure that “the invention is a modified version of an already existing technology, but expands on the technology to increase a surf leash strength, durability and safety” as you do not have a basis to make such a statement because you have not yet completed the design and production of your surf leash.

Response: This disclosure has been revised as follows:

“Sport Tech’s philosophy is based on the notion that products should be built to last. In the context of surfing, we believe that a leash which lasts longer is more desirable when it carries a manufacturer’s warranty. It is the Company’s intention to market a product that will come standard with a lifetime warranty. When design, testing and production are completed, our invention will ultimately be a modified version of an already existing technology, but is intended to expand on the technology to increase surf leash strength, durability, and safety. In essence, the product’s basic design will remain almost unchanged, but we believe will be improved upon. The existing leashes consist of a polyurethane cord with a Velcro strap, which allows the board to remain attached to the surfer’s leg. However, it is the core of the polyurethane cord, which has been materially enhanced in our design, by the presence of a metallic reinforcement (stainless steel rope).”

19. Please revise the last sentence on page 28 to state as a belief.

Response:	The last sentence has been revised as follows:

“We believe these properties account for their extremely wide use in practically every industry.”

Importance and Duration of Intellectual Property, page 29

20.
Please revise to disclose the cost of the application process for the Sport Tech logo and for the SquareRoot logo. In this regard, we note your disclosure on page 31 that you intend to secure federal trademark protection for the SquareRoot logo.

Response:                         Cost and filing history for SquareRoot as well as cost of filing for trademark protection for Sport Tech has been disclosed in this section as follows:

“On November 30, 2011, we filed our application of our trademark for the logo SquareRoot with the USPTO. As a result, we have a six month period to file a SOU to complete the trademark registration process, or alternatively file an extension request.

The costs involved in each trademark application process include a filing fee of $275 per class of goods registered, in addition to any legal fees. Both trademark applications are registered under a single category of goods, and include a $500 fee for legal services rendered in connection with the trademark application process.”

Personnel, page 30

21.	Please revise to disclose Mr. Lane’s salary here.

Response:                         A sentence has been added to the end of the paragraph in this section as follows:

“As reported on our most recent financial statements, Mr. Lane has received a total of $48,918 in salary and wages from inception to September 30, 2011.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page
30

Overview and Outlook, page 30

22.
We note your disclosure on page 31 that you have collaborated with a local graphic artist to assist in designing a logo for your brand name. Please revise to clarify whether you are referring to Sport Tech or SquareRoot.

Response:                         The statement referenced has been revised to indicate that the graphic artist has assisted in the design of the logos for both entities.

23.	Please revise to clarify whether you intend to sell the surf leash under the SquareRoot or Sport Tech brand name.

Response:                         The first paragraph of the section has been revised to include the following statement:

“Sport Tech intends to redesign and improve sporting goods, after which, Sport Tech intends to manufacture and sell its redesigned products through the brand name SquareRoot.”

Plan of Operation, page 31

24.
We note disclosure on page 31 that you are currently changing your prototype of the surf leash based on surfer feedback. Please revise here and in the Business section to disclose the feedback that you have received thus far.

Response:                         A new discussion entitled “Prototype User Feedback” has been added under the “Description of Business section as follows:

“Prototype User Feedback.  We have commenced testing our prototype with members of the local surfing community in San Diego.  Most of the participants involved in the testing are friends or acquaintances of Mr. Lane.  Our methodology of testing various products is based on removing all labels, decals, etc. so that the users cannot readily identify which product they are using. We believe this enables the user to be more objective, in terms of their feedback regarding the effectiveness of the surf leash.

In addition, we believe it is important to test our prototype in multiple surfing environments, such as beach breaks, reefs, points, jetties, etc., which is why we selected surfers with various levels of experience.  Another factor which determines the overall surfing conditions of a particular surf location or break is the bathometry of each location and its unique geographical features, which translate into a surfing environment.  Factors, such as a wave strength, shape, wave height, etc., determine the ability level a surfer needs in order to want to surf a particular spot.  A surfer’s desire to surf a particular spot ultimately determines what equipment a surfing should have, in order to be adequately prepared in sometimes dangerous conditions.

The feedback that we have received thus far highlights some of the reasons why surfers yearn for a better product that suits their needs. Most surfers dedicate time for their love of the sport as recreation and this time is limited.  Initial feedback suggests that surfers become frustrated when their equipment falls short of their expectations and ultimately interferes with their enjoyment of the sport.  According to surfer feedback thus far, the biggest reason for frustration is when a surfing leash breaks while surfing.  Some users indicated that it could be dangerous because when your leash breaks you have to swim back to the shore, usually when you have no energy.  Others recounted stories of being hit by some else’s board after the leash had broken and having to go to the hospital for stitches because the surfboard cut their head.  Another common complaint is when a surf leash breaks and the board eventually drifts into rocks, which generally destroys an expensive surfboard.

In response to this feedback, we asked surfers, “what if we could build a product that simply doesn’t break, would you buy it?”  All of our respondents said they would pay a premium for a surf leash if it was more durable and came with a lifetime warranty because it would ultimately save them money in the long run and maximize their time spent surfing.

Initial feedback suggests that our prototype is at least as effective as other products. Users were unable to tell any difference between our product versus others with respect to basic characteristics, such as comfort, style, feel, and looks.  Although the feedback we have received thus far relates primarily to the flaws and problems associated with other surf leashes, it provides insight into many of our claims and intentions.  As we continue to test, change, or improve our prototype, the true test of its superiority is whether or not it actually breaks.  In order to determine this, we will continually test our prototype in as many different environments as possible and given time, we hope to prove that the product is built to last a lifetime.”

Additionally, the following statement has been added on page 31 under the Overview and Outlook section:

“Feedback thus far indicates that our prototype is at least as effective as our competitors products (See “DESCRIPTION OF BUSINESS” – Business Development – Prototype User Feedback”).”

Security Ownership of Management, page 38

25.	Please revise to include a footnote to the Security Ownership of Management table on page 38 to indicate that Nicole Widme is the spouse of Andrew Widme.

Response:	The footnote with this indication has been added.

Exhibit 5

26.	Please have counsel revise the fourth paragraph to change “8164,000” to “164,000.”

Response:	The number has been revised accordingly to read “164,000”.

27.	Please revise the signature block to clarify that Mr. Stoecklein is signing on behalf of Stoecklein Law Group.

Response:                         The words “Stoecklein Law Group” have been added to the signature block beneath Mr. Stoecklein’s name.

Exhibit 23.1

28.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:                         The auditor’s consent letter has been revised with a current consent date of November 29, 2011 related to his review of this recent Amendment.

29.
We note your response to prior comment 61. Please revise the last sentence of the second paragraph to instead refer to the Firm’s name under the title “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” in the Registration Statement on Form S-1/A. Your current disclosure in this sentence refers to “Interests of Named Experts and Counsel.” We refer you to page 39 of the amended Registration Statement where you disclose you have no disagreements with your auditor through the date of this prospectus.

Response:                         The consent letter has been corrected accordingly to remove the duplicated reference to the “Interests of Named Experts and Counsel” section and instead reference that section as well as “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” once each.

Age of Financial Statements

30.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:                         We have taken into consideration to remain mindful of the updating requirements of Rule 8-08 of Regulation S-X.

/s/ Donald J. Stoecklein
Stoecklein Law Group